SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2007

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
7th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F         Form 40-F  ✓

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No  ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated February 13, 2007.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

PRESS RELEASE
Stock Market Symbols
GIB.A (TSX)
GIB (NYSE)

US Environmental Protection Agency Selects CGI Federal for
US$84 million Financial System Modernization Project

Fairfax, Virginia, February 13, 2007 - CGI Federal, Inc., a wholly-owned U.S. operating subsidiary of CGI Group Inc. (CGI), (NYSE: GIB; TSX: GIB.A) today announced that the Environmental Protection Agency (EPA) has chosen CGI as the financial management shared service provider (SSP) for EPA’s Financial System Modernization Project (FSMP). The 10 year deal, valued at US$84 million, modernizes EPA’s financial system to CGI’s commercial off-the-shelf Momentum® software, and migrates EPA’s financial system IT hosting and application management to CGI as a commercial SSP under the Financial Management Line of Business (FMLoB) initiative.

“CGI is a recognized leader in solving complex problems through the application of managed services for government and commercial clients alike,” said Donna Morea, President of CGI’s U.S. operations. “Our selection by EPA is further validation of CGI’s strategy of delivering the full spectrum of business management services across technology management, application management, systems integration and consulting and business process services.”

EPA’s FSMP award to CGI culminates the first large-scale financial system procurement conducted by a CFO Act federal agency under the FMLoB. This also marks the first time a federal agency has conducted a full and open FMLoB competition across both public and private sector shared service providers, holding them to the same standards in offer evaluation. CGI, bidding its commercial off-the-shelf Momentum software, was selected over both private and public sector SSPs. EPA joins the General Services Administration (GSA), the Administrative Office for the U.S. Courts (AOUSC), and the Corporation for National and Community Service (CNCS) in awarding financial system shared services contracts to CGI over the past year. GSA, CNCS and AOUSC currently operate production Momentum systems hosted with CGI.

“EPA’s move to our Momentum financial management solution and to a hosted solution in CGI’s southwest U.S. based data center signifies both EPA’s and our own commitment to federal financial management excellence,” said Donna Ryan, Vice-President, CGI Federal. “CGI’s selection over other vendors further solidifies the CGI SSP and Momentum as the market leading FMLoB solution that best enables agencies to improve mission support, comply with federal accounting and system standards, and modernize on a large-scale with the greatest efficiency and lowest risk.”

About Momentum®
The CGI Federal Momentum financial management software uses state-of-the art open Web technology standards to simplify system deployment and enable interoperability with external systems. This Web based version allows federal agencies to easily implement

Momentum across their enterprise. The solution is offered as a government-certified commercial off-the-shelf product for federal agencies as well as part of a turnkey IT and business process service for federal agencies seeking new solutions under the Federal Financial Management Line of Business initiative. Over 100 U.S. federal government organizations currently use Momentum.

About CGI Federal
CGI Federal (www.cgifederal.com) is a wholly-owned U.S. operating subsidiary of CGI Group Inc., dedicated to providing effective IT solutions for federal government agencies by combining over 30 years of government experience and technology skills. Founded in 1976, CGI Group Inc. is one of the largest independent information technology and business process services firms in the world. CGI and its affiliated companies employ approximately 25,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe, Asia Pacific as well as from centers of excellence in North America, Europe and India. CGI's annualized revenue run rate stands at $3.6 billion (US$3.1 billion) and at December 31st, 2006, CGI's order backlog was $12.6 billion (US$10.9 billion). CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of the Ontario Securities Act, as amended. These statements and this information represent CGI Group Inc.’s (“CGI”) intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include and are not restricted to the timing and size of new contracts, acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (“MD&A”) in CGI’s Annual Report or Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), and in CGI’s annual and quarterly MD&A and Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. Except to the extent required by law, CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise.  Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information.

 For more information:

Investor Relations

Lorne Gorber
Vice-President, Global Communications and
Investor Relations
lorne.gorber@cgi.com

(514) 841-3355

Media Relations

Peter Cutler
Director, Communications
peter.cutler@cgifederal.com
(703) 633-8973

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI Group Inc. (Registrant)

Date: February 13, 2007	By /s/ André J. Borque
Name: André J. Bourque
Title: Executive Vice-President and Chief Legal Officer